Extraordinary Report
June 25, 2010

(TRANSLATION)

ADVANTEST CORPORATION

Note for readers of this English translation
On June 25, 2010, ADVANTEST CORPORATION (the “Company”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Company’s shareholders’ voting results for proposals acted upon at the 68th Ordinary General Meeting of Shareholders held on June 24, 2010 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1. Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 68th Ordinary General Meeting of Shareholders held on June 24, 2010 (the “Meeting”), ADVANTEST CORPORATION (the “Company”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraphs 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Matters reported

(1) Date when the Meeting was held:      June 24, 2010

(2) Proposals acted upon

Proposal:  Election of eight directors.

Toshio Maruyama, Haruo Matsuno, Naoyuki Akikusa, Yasushige Hagio, Hiroshi Tsukahara, Yuichi Kurita, Hiroyasu Sawai and Shinichiro Kuroe were elected as directors of the Company.

(3) Number of voting rights concerning the indication of “for,” “against” or “abstain” for each proposal; Requirements for approving the proposals; Results of resolutions
(Unit: Voting right)
Proposal	For	Against	Abstain	Results of Resolutions
				Ratio of favorable votes	Results
Agenda Item: Election of eight directors
Toshio Maruyama	1,067,606	16,448	5	94.0%	Approved
Haruo Matsuno	1,072,673	11,382	5	94.4%	Approved
Naoyuki Akikusa	895,453	188,602	5	78.8%	Approved
Yasushige Hagio	1,074,915	9,142	5	94.6%	Approved
Hiroshi Tsukahara	1,072,636	11,419	5	94.4%	Approved
Yuichi Kurita	1,072,597	11,458	5	94.4%	Approved
Hiroyasu Sawai	1,072,594	11,461	5	94.4%	Approved
Shinichiro Kuroe	1,072,672	11,383	5	94.4%	Approved

Notes:
* Requirements for the approval of this proposal are as follows.
Proposal shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

(4) Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights

Because the required majority approval for this proposal was met by the voting rights exercised in advance on or before the day prior to the day of Meeting and the voting rights of certain shareholders who attended the Meeting and whose intention to approve or reject the proposal have been confirmed, and the resolution was thereby enacted lawfully under the Company Law.